SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. . . . .)*

                               HORIZON GROUP, INC.
                          ----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   44041X 10 6
                          -----------------------------
                                 (CUSIP Number)

                           Andrew L. Blair, Jr., Esq.
                             Sherman & Howard L.L.C.
                       633 Seventeenth Street, Suite 3000
                             Denver, Colorado 80202
                                 (303) 299-8138
       ------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 21, 1996
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 pages

                                  SCHEDULE 13D

  CUSIP No. 44041X 10 6
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FLOC, LLC
      I.R.S. No.: Applied for
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]
                                                                     (b) [  ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  1,778,344
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                          1,778,344
                        ----------------------------------------------------

                      10.  SHARED DISPOSITIVE POWER

  -------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,778,344
 -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
 -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       7.48%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       00
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 6 pages

Item 1.   Security and Issuer.

     This statement relates to the Common Stock, $1.00 par value, of Horizon Group, Inc., a Michigan corporation ("Horizon"). Horizon's principal executive offices are located at 5000 Hakes Drive, Norten Shores, Michigan 49441.

Item 2.   Identity and Background.

     The person filing this statement is FLOC, LLC, a Delaware limited liability company ("FLOC"). FLOC owns an interest in Finger Lakes Outlet Center, LLC, a Delaware limited liability company ("Finger Lakes"). The balance of the membership interest in Finger Lakes is owned by Horizon/Glen Outlet Centers Limited Partnership, a Michigan limited partnership of which Horizon is the sole general partner. Finger Lakes owns and operates the Finger Lakes Outlet Center in Seneca County, New York. FLOC's principal office is located at 180 N. LaSalle Street, Chicago, Illinois 60601-2886.

     FLOC has two members, FL Associates LLC, a Delaware limited liability company ("FLA"), and Public Employees' Retirement Association of Colorado ("PERA"), which is an instrumentality of the State of Colorado. FLA was formed for the purpose of owning an interest in FLOC. PERA administers the retirement plans for the public employees of the State of Colorado and invests the funds of those plans. FLA owns 1% of FLOC and PERA owns 99% of FLOC. FLA's principal office is located at the address given above for FLOC. PERA's principal office is located at 1300 Logan Street, Denver, Colorado 80203.

     The members of FLA (all of whom are U.S. citizens) and their respective business addresses and employers are as follows:


    Stuart M. Isen               Robert D. Perlmutter         Wurtzebach Family 1993 Trust
    Heitman Financial Ltd.       Heitman Financial Ltd.       Charles Wurtzebach, Trustee
    180 North LaSalle Street     180 North LaSalle Street     Heitman Financial Ltd.
    Chicago, IL 60601            Chicago, IL 60601            180 North LaSalle Street
                                                              Chicago, IL 60601
    Eric D. Mayer                Stephen Perlmutter
    Heitman Financial Ltd.       Heitman Financial Ltd.       RAM Partners LP
    180 North LaSalle Street     180 North LaSalle Street     Ronald Berger, General Partner
    Chicago, IL 60601            Chicago, IL 60601            Heitman Financial Ltd.
                                                              180 North LaSalle Street
    Lloyd Cole                   Jerome Claeys III            Chicago, IL 60601
    Heitman Financial Ltd.       Heitman Financial Ltd.
    180 North LaSalle Street     180 North LaSalle Street
    Chicago, IL 60601            Chicago, IL 60601


                               Page 3 of 6 pages

     PERA's Executive Director is Robert Scott. Mr. Scott is a U.S. citizen and the address of his principal office is:

                  Public Employees' Retirement Association
                  1300 Logan Street
                  Denver, Colorado 80202

     During the last five years, none of the persons named above has been convicted in a criminal proceeding or been a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     FLOC does not currently own any shares of Horizon Common Stock. As part of the arrangements under which FLOC acquired its interest in Finger Lakes, Horizon granted FLOC the right to convert its interest in Finger Lakes into 1,778,344 shares of Horizon Common Stock. Upon the completion of a planned expansion of the Finger Lakes Outlet Center, the number of shares issuable upon conversion of FLOC's interest in Finger Lakes would increase to 2,165,605 shares of Horizon Common Stock. If the conversion right is exercised, the consideration for the shares of Horizon Common Stock issued to FLOC will consist of FLOC's interest in Finger Lakes. No cash consideration will be payable.

Item 4.   Purpose of Transaction.

     The transaction in which FLOC acquired the right to convert its interest in Finger Lakes into Horizon Common Stock was a real estate investment made in the ordinary course of the management of PERA's pension plans. The conversion right was negotiated to provide an alternative means of achieving liquidity for that investment through the acquisition of publicly traded securities. FLOC may or may not exercise the conversion right depending upon a number of factors, including the status of the real estate investment, the market value of Horizon Common Stock, and Horizon's plans with respect to the Finger Lakes Outlet
Center. FLOC has no plans and has made no proposals that would result in any change in the management, assets, corporate structure, capitalization, business, or other status of Horizon.

Item 5.   Interest in Securities of the Issuer.

     If FLOC exercised the conversion right described above, it would own 1,778,344 shares of Horizon Common Stock which, after such issuance would constitute approximately 7.48% of the total outstanding common stock of Horizon, based on the number of shares reported by Horizon to be outstanding as of September 30, 1996. FLOC would have sole voting and dispositive power with respect to all of those shares. FLOC has not engaged in any other transactions with respect to Horizon Common Stock during the past 60 days.

                               Page 4 of 6 pages

     PERA owns 16,700 shares of Horizon Common Stock as part of an index fund that holds shares of a variety of real estate investment trusts. Purchases and sales of shares held in that fund are dictated by a formula. On December 18, 1996, PERA sold 300 shares of Horizon Common Stock held in the fund for $19.292 per share. PERA's basis in the stock was $20 per share. All shares held in the fund were purchased with the funds of the retirement plans administered by PERA in the ordinary course of business.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     FLOC's right to acquire shares of Horizon Common Stock is established in a Conversion and Put Option Agreement among Horizon, Finger Lakes and FLOC dated November 21, 1996 (the "Conversion Agreement"). The Conversion Agreement requires Horizon to register the shares issuable to FLOC with the Securities and Exchange Commission. The Conversion Agreement provides that, if Horizon is unable, as a result of restrictions applicable to it, to issue all of the shares otherwise issuable under the Conversion Agreement to FLOC, it will pay FLOC the fair market value of the shares it cannot issue. Such restrictions might arise as a result of limitations on the percentage ownership of an individual stockholder of an entity qualifying as a real estate investment trust for federal income tax purposes. There are no provisions in the Conversion Agreement or otherwise relating to the voting of any shares issued pursuant to the Conversion Agreement.

     In connection with its investment in Finger Lakes, FLOC borrowed approximately $16.5 million from LaSalle National Bank, N.A. (the "Bank") and granted the Bank a security interest in its interest in Finger Lakes. Upon completion of the planned expansion of the Finger Lakes Outlet Center, FLOC would borrow an additional $3.5 million under the same loan agreement. In the event that FLOC's interest in Finger Lakes is converted into Common Stock of Horizon, the shares issued upon conversion would be subject to the Bank's security interest. Further, the conversion would accelerate the maturity of the Bank's loan and FLOC would be required to sell the shares. If FLOC failed to pay the loan when due, the Bank would be entitled to sell the shares in order to repay the loan.

Item 7.   Material to be Filed as Exhibits.

     None.


                               Page 5 of 6 pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       FLOC, LLC,
                                       By: FL Associates, LLC, Member


February 5, 1997                       By: /s/ Stephen Perlmutter
--------------------------------          ----------------------------------
Date                                      Signature
                                       Member
                                       -------------------------------------
                                       Name/Title





                               Page 6 of 6 pages